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                              April 30, 2021

       Yishai Cohen
       Chairman, CEO and President
       Landa App LLC
       1 Pennsylvania Plaza, 36th Floor
       New York, NY 10119

                                                        Re: Landa App LLC
                                                            Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 19,
2021
                                                            File No. 024-11377

       Dear Mr. Cohen:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Form 1-A filed April 19, 2021

       Description of the Properties
       Landa Series 2505 Oak Circle
       Monthly Rent, page 51

   1. We note you have recorded rent receivable for Landa Series 2505 Oak Circle as of
                                                        December 31, 2020.
Please tell us if your tenant has subsequently paid the rent due.
                                                        Further, tell us if
your tenant has paid their rent when due in 2021. To the extent your tenant has not paid
this rent due and/or continues to not pay rent, please tell us what consideration you gave
to disclosing this information here and in your Management's
                                                        Discussion and Analysis
of Financial Condition and Results of Operation.
 Yishai Cohen
Landa App LLC
April 30, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,
FirstName LastNameYishai Cohen
                                                          Division of
Corporation Finance
Comapany NameLanda App LLC
                                                          Office of Real Estate
& Construction
April 30, 2021 Page 2
cc:       Lillian Brown
FirstName LastName